UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          TRM COPY CENTERS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872636 10 5
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 872636 10 5                                          Page 2 of 5 Pages
          -----------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marcia W. Zech
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               480,430
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               480,430
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      480,430
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.9%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 2 of 5 Pages

Item 1. Issuer

     (a) The name of the Issuer is TRM Copy Centers Corporation.

     (b) The Issuer's principal executive offices are located at 5208 NE 122nd Avenue, Portland, OR 97230-1074.

Item 2. Reporting Person and Security

     (a) This Statement is filed by Ms. Marcia W. Zech, an individual.

     (b) Ms. Zech's home address is 3041 60th Avenue SE, Mercer Island, WA
98040.

     (c) Ms. Zech is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of TRM Copy Centers Corporation.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 872636 10 5.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

     Not applicable.

Item 4. Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Ms. Zech may be deemed to be the beneficial owner of a total of 480,430 shares of Issuer Common Stock.

     (b) Ms. Zech's beneficial ownership of Issuer Common Stock represented approximately 6.9% of the 6,984,141 issued and outstanding shares of such stock as of December 31, 1997.

     (c) (i) Of the total amount of shares beneficially owned by Ms. Zech, Ms. Zech has sole power to vote or direct the vote of 480,430 shares.

          (ii) Of the total amount of shares beneficially owned by Ms. Zech, Ms. Zech has sole power to dispose or direct the disposition of 480,430 shares.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.


                                Page 3 of 5 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 17, 1998
                                       -----------------------------------------
                                                          Date


                                                     MARCIA W. ZECH
                                       -----------------------------------------
                                                     Marcia W. Zech


                                Page 5 of 5 pages